FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated August 14, 2006, titled “AFP Provida S.A. reports its results for the quarter ended June 30, 2006.”

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For Immediate Release
Contact:
María Paz Yañez Macías
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – August 14, 2006 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended June 30, 2006. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of June 30, 2005 are inflation adjusted by the year on year CPI figure of 3.7%.

AFP PROVIDA S.A. reports its results for the period ended
June 30, 2006

GENERAL HIGHLIGHTS FOR THE FIRST HALF, 2006

Net income for the first half of 2006 (1H06) amounted to Ch$16,231.6 million, a 14.5% or Ch$2,746.8 million lower than the result attained in the first half of 2005 (1H05). In spite of the favorable performance of fee income during the period, lower gains on mandatory investments and the higher accounting costs of life and disability insurance premium diminished the operating result. Additionally, lower profits in affiliated companies and a higher loss in price level restatement negatively affected the non operating component, an effect partially offset by tax savings.

Operating income reached Ch$21,578.4 million, implying a negative deviation of Ch$2,549.2 million with respect to 1H05. The above was the result of higher expenses of Ch$5,738.4 million basically associated with the negative deviation of life and disability insurance cost of Ch$5,098.8 million due to a higher temporary premium (Ch$1,852.5 million) in line with the increase in collection and higher provisions regarding unfavorable casualty rate.

In terms of casualty rate provisions, it should be mentioned that although the drop in casualty claims, the associated cost increased given that the low discount rates (below 3%) used by the insurer to constitute reserves implied a higher accounting cost than the economically projected cost due to the equivalent forward rates applied in our predictive model have evidenced higher levels.

Also, there were higher operating expenses of Ch$416.1 million associated with the new technology (Unified Platform) and the externalization process, expenses incurred with the objective of increasing the efficiency of the Company’s operations.

On the contrary, operating revenues positively contributed Ch$3,189.2 million, basically due to higher fee income of Ch$4,637.9 million in connection with the growth in collection levels observed in the period and higher financial revenues of Ch$820.2 million stemming from life and disability insurance contracts. These effects were partially offset by lower gains on mandatory investments of Ch$1,539.9 million given the lower performance of local stock markets and long term fixed income.

In terms of non-operating results, the first half of 2006 recorded a loss that implied a negative deviation of Ch$1,157.7 million or 180.9% with respect to the same period of last

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year. This lower result was boosted by the decrease in profits in affiliated companies of Ch$842.0 million that were affected by lower earnings obtained by foreign subsidiaries AFP Horizonte (Peru) and AFORE Bancomer (Mexico). Besides, price level restatement recorded a higher loss of Ch$177.3 million as result of loss regarding foreign exchange and higher financial expenses of Ch129.2 million due to higher average banking interest rate paid and higher debt balance maintained in 1H06.

Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$561.1 million in the first half of 2006, representing an increase of 17.8% with respect to the same period of last year.

As of June 30, 2006, Provida continued leading the pension fund industry in terms of assets under management, totaling US$23,625 million equivalent to 31.3% market share and a client portfolio of 3.2 million affiliates with a 42.1% of market share as of May 2006.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2006

Net income for the second quarter of 2006 (2Q06) amounted to Ch$3,045.3 million, implying a negative variation of Ch$6,478.1 million or 68.0% compared to the income registered in the second quarter of 2005 (2Q05). This evolution was basically affected by operating factors in relation to the loss on mandatory investments and the higher accounting cost of life and disability insurance.

The operating income recorded a negative deviation of Ch$7,103.6 million or 57.4%, as a product of both higher revenues and expenses. Regarding operating revenues and despite the growth of fee income, they diminished Ch$4,884.4 million basically due to the loss recorded in mandatory investments that implied a negative deviation of Ch$5,832.1 million. Likewise, operating expenses increased by Ch$2,219.2 million fundamentally because of the higher accounting cost of L&D insurance Ch$2,986.1 million originated by higher provisions required in the period given the casualty cost of recorded by insurers that overshadowed the savings obtained in other operating expenses of Ch$765.1 million.

In non operating terms, this recorded a higher loss that implied a negative deviation of Ch$1,040.7 million, basically as a result of lower profits generated by affiliated companies of Ch$871.2 million mainly associated by AFORE Bancomer results and the higher loss in price level restatement of Ch$114.6 million given the loss in foreign exchange associated with the dollar debt with Provida Internacional. The above was offset by the savings of Ch$1,666.2 million achieved in tax expenses due to the lower result recorded in the period and the higher discount applied on the deferred tax obligation.

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AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	June	Market
		2006	Share
	Number of Affiliates	3,189,188	42.05%	(1)
	Number of Contributors	1,504,218	38.88%	(1)
	Number of Pensioners	356,063	38.77%
	Collection Base (US$ Million)	841	31.87%	(1)
	AUM (US$ Million)	23,625	31.25%
	Pension Fund Average Real Return (Jun.06)	3.70%
	Pension Fund A Real Return (Jun.06)	4.90%
	Pension Fund B Real Return (Jun.06)	3.89%
	Pension Fund C Real Return (Jun.06)	3.61%
	Pension Fund D Real Return (Jun.06)	2.61%
	Pension Fund E Real Return (Jun.06)	2.13%

	Other Variables	June	Market
		2006	Share
	Number of Branches	132	47.31%
	Number of Administrative Employees	974	31.68%	(2)
	Number of Sales Agents	563	24.66%	(2)
	(1) Market Share as of May, 2006 (2) Market Share as of March 2006

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST HALF 2006 (1H06)

The Chilean economy continues to face favorable external conditions. With respect to foreign trade during the first semester of 2006 the trade balance accrued a positive balance of US$10,167.4 million, implying an increase of 90.1% with respect to the same period last year, where exports reached US$26,995.6 million (+39%) and imports US$16,828.2 million (+19%). Likewise, dynamism of foreign trade was present in relation of both economic blocks (EU +38%, ALADI +28%) as well as the most relevant geographical zones for Chile (Europe +36%, America +29% and Asia +26%).

It has been recorded a fiscal surplus of US$5,900 million favored by a higher copper price (average in 2Q06 US$3.29 per pound and US$1.54 in 2Q05), which is the country’s main export, representing 4.2% of Gross Domestic Product (GDP) positively compared with 2.8% reached by GDP in 1H05. The Chilean budget authority of the country considers that the aforementioned favors the country’s risk classification, therefore its capability to fulfill government commitments in negative economic cycles.

However, the last information of economic activity does not reflect the aforementioned favorable scenario. According to the economic activity index (Imacec), the economy grew by 4.5% in June in comparison with the same period of last year, accruing an average growth of 4.7% in the first semester of 2006. The above was a product of external factors as the serious situation in the Middle East that sows uncertainties on the worldwide energetic future situation and it has already produced an upward trend in oil price and also higher troubles with the natural gas supplied by Argentina.

Additionally, the inflation during the first semester reached a 2.1% while with respect to June 2005 (twelve-month variation) recorded an increase of 3.9% ., allocated in the highest level of the Central Bank target range established between 2% and 4%. The above basically due to “transport” group affected by the higher fuel price, even though the underlying inflation levels (excluding fuel and perishable) allows to foresee the inflationary target fulfillment.

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In relation to labor market, the mobile quarter April-June 2006 recorded a national unemployment rate of 8.9%, registering an increase of 0.2% with respect to 2Q05 and the previous mobile quarter. The above due to the labor force that amounted to 6,576,860 workers, representing an increase of 3.8% with respect to same quarter of last year, higher than the growth of 3.5% reached by employed people (a total of 5,989,010 workers, implying 204,800 new jobs).

Additionally, at this regard, it should be mentioned that the Government has created the economic committee composed by the Ministers of Treasure, Economy, Agriculture, Mining and Energy, which will summon every 15 days and whose main objective is to coordinate tasks of these four Ministries, where aspects as production, competitiveness and investment promotion are of main concern.

With respect to Provida’s business, it should be highlighted the creation of the “Presidential Advisory Council to pension reform” composed by 15 members elected by the President of the Republic whose main labor was to elaborate proposals to improve the current pension system. For this, the Council met with a wide participant spectrum related to the pension system, national experts and Chilean citizens in order to analyze different views of the current pension system.

On June 30, 2006 the Council submitted its definite proposal to the President of the Republic, classified in a three-block logic: Solidarity, mandatory-contributive and voluntary-contributive. Among the main proposals are:

  To ensure a minimum pension of Ch$75,000 for all workers, regardless of the amount they have accrued during the years corresponding to working life (currently is ensure for 10 years or more).
  To make mandatory contributions to self-employed workers (currently is voluntary).
  To increase up to 65 years the retirement age of women in a 20-year term (currently is 60 years old).
  Government subsidy of one year of contributions for each child for women that stop working (currently it does not exist).
  Authorization of pension contributions in third parties accounts in order that spouses may support to the less-fund account (currently it does not exist).
  Separation of life and disability insurance between men and women decreasing the value of the price of the latter (currently there is no difference between men and women).
  To promote competition in the pension industry allowing the entrance of new participants to administer the pension funds in order to reduce fees charged to affiliates.

The National Congress will analyze the legal initiative submitted by the Government in the course of the legislative process. The Company does not anticipate that in the near future the implementation of these possible changes in the law will have a material impact on its financial performance.

Net Income
The net income reached Ch$16,231.6 million in the first half of 2006, equivalent to an average return on equity of 18.5% and a real decrease of 14.5% or Ch$2,746.8 million with respect to the first half of last year (1H05). Even though, fee income has maintained its good performance during the period, lower gains on mandatory investments and the higher accounting cost of life and disability insurance premium diminished the operating result. Besides, the non operating component of results negatively contributed due to lower profits in affiliated companies and a higher loss in price level restatement, effects partially offset by tax savings.

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Operating income decreased by 10.6% or Ch$2,549.2 million with respect to the same period of last year. Regarding operating revenues, the variation was explained by lower gains on mandatory investments and lower other operating revenues associated with fees stemming from other AFs, effects overshadowed by higher fee income stemming from the favorable evolution recorded by collection as well as higher financial revenues from life & disability insurance contracts. Like wise, operating expenses increased basically due to the L&D insurance premium associated with a higher expense in variable premium in light of the growth observed in collection and higher provisions required given the higher accounting cost of casualties registered by the insurer.

The non-operating result recorded a higher loss of Ch$1,157.7 million implying a negative variation of 180.9% with respect to 1H05. This result was basically explained by lower profits in related companies given the lower accrued results for the equity interests hold in AFP Horizonte in Peru and AFORE Bancomer in Mexico, higher interest expenses given the higher average interest rate paid and a higher loss recoded in price-level restatement associated with losses in foreign exchange.

With respect to income taxes, the period recorded a lower expense basically associated with the lower tax result recorded in the period.

	1H06	1H05	Change	%

	(Million of constant Chilean pesos at June 30, 2006, except percentages)
Operating Income	21,578.4	24,127.6	(2,549.2)	-10.6%
Total Operating Revenues	76,383.7	73,194.5	3,189.2	4.4%
Total Operating Expenses	(54,805.3)	(49,066.9)	(5,738.4)	11.7%

Other Income (Expenses)	(1,797.9)	(640.1)	(1,157.7)	180.9%

Income Taxes	(3,548.9)	(4,509.1)	960.2	-21.3%

Net Income	16,231.6	18,978.4	(2,746.8)	-14.5%
  Earnings per share (each ADR represents fifteen shares) reached Ch$48.99 in the 1H06 that compared with Ch$57.28 obtained in the 1H05. At June 30, 2006, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to 1H05.
BUSINESS DEVELOPMENT

Operating Revenues
During 1S06, operating revenues reached Ch$76,383.7 million representing a real increase of 4.4% or Ch$3,189.2 million with respect to 1S05. This result was basically sustained by the positive evolution of fee income reaching a variation of Ch$4,637.9 million or 7.4% due to higher collection levels, adding higher financial revenues from insurance contracts of Ch$820.2 million or 106.4% . The latter was partially offset by lower gains on mandatory investments of Ch$1,539.9 million, which was affected by lower results exhibited by local stock markets and long term fixed income and lower other operating revenues of Ch$729.0 million or 23.9% due to lower fee income stemming from other AFPs.

  Fee Income reached Ch$67,055.4 million during 1H06, representing an increase of 7.4% or Ch$4,637.9 million with respect to the same period last year, as a result of good collection levels that increased by 9.9% in real terms in comparison with the amount recorded in the same period last year. The gap between fees and collection was triggered by the change in fee structure given the immediate application of fixed fee reduction from Ch$390 to Ch$0 (May 2006). Even though, the aforementioned reduction was offset by the

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  rise experienced in variable fee from 2.25% to 2.39%, the effects only are noticed from June onwards when the Company received contributions made in May with this new fee. This positive evolution is in a framework where Provida has maintained its leading position in the pension fund industry with market shares around 40% in terms of clients, and where the average of contributors ascended to 1,508,621 as of June 2006.

  Gains on Mandatory Investment reached Ch$5,409.8 million, representing a decrease of Ch$1,539.9 million (22.2%) with respect to 1S05. The lower returns were basically a product of the weaker performance exhibited in the semester by local stock markets (IPSA+8.2% in 1H06 against +14.5% in 1H05) and by long term fixed income due to the increase in interest rates (2006: BCU-5 3,21; BCU-10 3.32; BTU-20 3.58 v/s 2005: BCU-5 1.95; BCU-10 2.34; BTU-20 2.88). Consequently, the weighted average nominal return of pension funds reached 4.65% in 1H06 negatively compares with 6.31% obtained in 1H05.

Operating Expenses
They increased an 11.7% or Ch$5,738.4 million from Ch$49,066.9 million in 1H05 to Ch$54,805.3 million in 1H06, mainly as a consequence of the L&D insurance cost. The latter due to higher temporary premiums given the increase in collection levels registered in the period and higher provisions for unfavorable casualty rate associated with the rise of the accounting cost of casualties registered by the insurer. Also, there were higher remunerations to administrative personnel basically related with the modification of the accounting estimation to provision seniority awards and higher other operating expenses associated with computing and administrative expenditures.

  Remuneration of Administrative Personnel amounted to Ch$9,189.2 million in1H06 higher in Ch$359.1 million or 4.1% with respect to the figure recorded in the same period of last year. This deviation, as it was informed in the 1Q06 report, partly stem from seniority awards due to the modification of the accounting criteria to calculate the provision, implied to make an adjustment in January 2006 according to the suggestion of corporative auditors, accruing all seniority awards that each worker is entitled to instead of the previous criteria that included to accrue the nearest award. Also, the rationalization process of resources associated with the implementation of new technology has continued, implying on one hand, higher acknowledged and paid expenses related to indemnity as part of the Company’s adjustment plan, but, on the other hand, lower remunerations given the lower number of personnel.

  Regarding the administrative staff, the average of 1H06 reached 993 workers reflecting a fall of 5.0% with respect to the average figure of 1S05 (1,045 workers). Furthermore, at the close of both periods the administrative staff fell from 1,037 to 974 workers equating to a decline of 6.1%.

  Sales Force Remuneration decreased from Ch$4,377.7 million in 1H05 to Ch$4,242.1 million in 1H06, representing a positive deviation of Ch$135.6 million (3.1%). This result is explained by lower costs in commissions paid by affiliations and transfers given the change in the incentive structure carried out in the second semester of 2005, aimed at capturing segments of lower risk, therefore higher profitability. Additionally, lower severance were

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  registered in the period, given that in 1H05 under a conservative accounting criterion, the planed cost for the second semester, situation that currently is not foreseen for the rest of the present year. The above was partially offset by higher awards as a result of extraordinary incentives associated with special competition regarding sales productivity, higher seniority awards (for same reasons explained in the previous paragraph) and higher accrued vacations given the lower use of, in which the Administration has designed a special plan in order that workers may use their pending holidays.

  In figures, the average number of sales agents increased from 539 workers in 1H05 to 563 in 1H06, representing an increase of 4.4%. Regarding the evolution at the close of each period, the sales force increased by 5.6% from 533 to 563 salespeople as of June 2006.

  The cost of Life and Disability Insurance (L&D) reached Ch$29,726.9 million in 1H06 representing an increase of Ch$5,098.8 million or 20.7% with respect to 1H05. This variation was basically explained by higher cost of temporary premium of Ch$1,852.5 million linked with the growth of collection, adding higher provisions for unfavorable casualty rate of Ch$3,245.9 million.

  As informed in our report in 1Q06, the application of our predictive model has shown lower levels than those ones included in the insurer’s balances, thus, the aforementioned balances have been used to acknowledged casualty provisions according to the norm in force. Although the decrease of more than 10% in casualty claims, this higher amount is sustained by low discount rates used by the insurer to constitute reserves, which have reached minimum historical levels (slightly below 3%), while the three-year forward rates used in our predictive model have evidenced a sustained higher level, therefore, the expected economic value of disability casualties is lower. In figures, the accounted casualty rate was over 1% in 1H06, while in the same period last year the acknowledged economic casualty rate was around 0.97%.

  Other Operating Expenses increased from Ch$11,231.0 million in 1H05 to Ch$11,647.1 in 1H06, representing a variation of 3.7% or Ch$416.1 million. This deviation was mainly affected by higher computing costs of Ch$101.3 million mainly refereed to technological development called “Unified Platform of AFPs” since last year only accrued part of the total expenses. The above also affected depreciation and amortization lines (software license) that jointly increased by Ch$191.7 million since in 2005 this cost begun to be recognized from May onwards.

Also, there were higher administrative expenses of Ch$136.5 million basically associated with the externalization process regarding collection and pension payments, given the redesign of commercial and distribution model implemented in branch network intended to achieve a better approach with clients and so to increase the client portfolio loyalty.

Operating Income
It decreased by Ch$2,549.2 million or 10.6% million reaching Ch$21,578.4 million in 1H06. The above despite the good result obtained in fee income that was not enough to offset the effect of the higher accounting cost of life and disability insurance and lower gains on mandatory investments in the period.

Other Non Operating Income (Expenses)
They recorded a higher loss of Ch$1,797.9 million in 1H06 implying a negative deviation of Ch$1,157.7 million or 180.9% with respect to the loss recorded in 1H05. This result was explained by lower gains from related companies of Ch$842.0 million, given lower results obtained in AFP Horizonte in Peru and AFORE Bancomer in Mexico. Additionally, there was higher financial expense of Ch$129.2 million due to a higher average interest rate paid and the

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higher average balance debt, adding higher losses in price level restatement of Ch$177.3 million due to a foreing exchange loss for the dollar debt with Provida Internacional.

  The Affiliated Companies Results recorded a decrease of Ch$842.0 million or 26.9% from an income of Ch$3,135.4 million in 1H05 to an income of Ch$2,293.4 million in 1H06. The latter despite the favorable result obtained by local affiliates that jointly contributed Ch$179.9 million basically by the positive performance of Previred.com, adding the favorable contribution of AFP Crecer in the Dominican Republic (Ch$299.6 million) that reverted the loss recorded in the same period of the last year. However, this last result was not enough to offset the lower results yield by AFP Horizonte in Peru and AFORE Bancomer in Mexico that jointly negatively contributed Ch$1,321.6 million.
		Jun-06	Jun-05	Change	%

Company	Country	(Million of constant Chilean pesos at June 30, 2006, except percentages)
Horizonte	Peru	775.5	1,116.2	(340.7)	-30.5%
Bancomer	México	1,696.0	2,676.9	(980.9)	-36.6%
Crecer	Rep.Dominicana	157.1	(142.5)	299.6	-210.2%
DCV	Chile	41.6	36.0	5.6	15.6%
PreviRed.com	Chile	6.1	(147.7)	153.8	-104.1%
AFC	Chile	(383.0)	(403.5)	20.5	-5.1%

	TOTAL	2,293.4	3,135.4	(842.0)	-26.9%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During 1H06, this affiliate generated an income of Ch$775.5 million for Provida representing a decrease of Ch$340.7 million or 30.5% with respect to 1H05. This result is explained by lower fee income given the reduction of the commission rate charged in the period, higher personnel expenditures due to the increase of employees in the commercial area and higher costs in commercial incentives, adding the effect of lower exchange rate of Chilean peso against dollar (-6.8%) and the correction by inflation (3.7%) . As of June 2006, this subsidiary accounted for a total of 1,015,457 affiliates and assets under management for US$2,726.1 million, figures equivalent to market shares of 27% and 25% respectively, that situates it in first place in terms of affiliates and in second place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer s equity, a company that has remained as Provida’s largest investment with the highest earnings volume with Ch$1,696.0 million that equates to 64.5% of the total foreign affiliates’ contribution during the fist semester. Regarding 1H06, this affiliate’s income decreased by Ch$980.9 million or 36.6%, given the higher administrative expenses, adding the negative effect the Mexican peso depreciation in 5.6% and the negative effect of the Chilean peso appreciation against the dollar (6.8%) . As of June 2006, AFORE Bancomer maintained an affiliate portfolio of 4,205,892 and funds under management for US$9,448.3 million, representing market shares of 12% and 18%, respectively, situating it in second place on the industry in both variables.

In the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September 2004 Provida had 70% equity interest when the remaining 30% stake was sold to the local investor Progreso Group. At September 2004, BBVA Group held 70% equity interest in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA Group held 35% equity interest each of them and the remaining 30% held by Progreso Group.

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  As of June 2006, AFP Crecer generated a profit for Provida of Ch$157.1 million, representing a positive variation of Ch$299.6 million with respect to the loss of Ch$142.5 million recorded in 1H05. This positive variation stem from higher gains on mandatory investments, higher other no operating revenues (devolution of return guarantee), lower administrative costs (infrastructure, communications and transport) and personnel (administrative and sales). As of June 2006, AFP Crecer had 426,590 affiliates with assets under management for a total of US$118.5 million, figures that represented market shares of 32% and 23% respectively, situating it in first place in terms of affiliates and in second place regarding assets under management.

  Regarding the local affiliates, two of these subsidiaries generated profits and the other one a lower loss that together implied a positive variation of Ch$179.9 million. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss for the Company of Ch$383.0 million implying a positive variation of Ch$20.5 million (5.1%) with respect to 1H05. PreviRed.com, an electronic collection company where Provida holds a 37.9% ownership, implied an income of Ch$6.1 million in 1H06 representing a positive deviation of Ch$153.8 million with respect to 1H05, due to a higher level of operations and lower sales expenses. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$41.6 million in the semester, an increase of Ch$5.6 million with respect to 1H05. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

  Interest Expenses increased by Ch$129.2 million or 17.9% due to the increase of the average interest rate paid (+15 b.p), adding higher financing needs of working capital that increased the average balance debt (2.6%) maintained by the Company.

  During 1H06, the Price Level Restatement recorded a lower loss of Ch$1,086.6 million, implying a negative variation of Ch$177.3 million with respect to the loss recorded in 1H05. This deviation was explained by higher losses in foreign exchange in the period, in view of the dollar debt with Provida Internacional, since an average debt higher in US$0.8 million has been maintained with respect to same period of last year, adding a higher depreciation of Ch$5.34 (24.7%) in the Chilean peso recorded in comparison with the same period of last year.

Income Taxes

As of June 2006, the Income taxes recorded a lower expense of Ch$960.2 million or 21.3% with respect to 1H05, due to the lower result before taxes obtained in the period and the positive effect of the rise in the discount rate for the deferred tax obligation.

Consolidated Balance Sheet

  Total Assets as of June 30, 2006 reached Ch$255,452.0 million, representing an increase of Ch$1,214.5 million (0.5%) with respect to the close of June 2005. This deviation was mainly explained by the increase in mandatory investments of Ch$7,525.0 million due to normal contributions recorded in the growing contributor’s base and the positive return obtained by pension funds during the last twelve months, evolution partially offset by lower other assets of Ch$5,061.0 million. The latter mainly as a consequence of the decrease of goodwill (Ch$6,881.4 million) considering the normal amortization in twelve months and the effect of the Chilean peso appreciation over foreign investments goodwill, partially compensated by the net increase of intangible assets (Ch$3,150.9 million) associated with the Unified Platform license. Also contribution to the above are lower other assets in connection with the decrease in the mandatory investment of AFP Genesis (Ch$1,514.3million).

  Finally, fixed assets decreased by Ch$702.4 million as a result of lower other fixed assets (Ch$363.3 million) given the installment amortization of leasing obligations adding the normal depreciation of assets (Ch$207.4 million) during twelve months.

  Total Liabilities increased by Ch$3,875.1 million or 5.7% from Ch$67,969.0 million in 1H05 to Ch$71,844.1 million in 1H06, mainly as a result of a higher level of current liabilities of Ch$3,682.2 million. Behind this are higher obligations with banks and financial institutions (Ch$4,270.2 million) due to an increase of financing needs of working capital that implied a higher balance in the overdraft banking lines maintained by the Company. Partially compensating the above are lower provisions (Ch$582.4 million) in connection with lower profit bonuses given the minor result achieved in the period and the suit provision applied during the second half of last year.

  Shareholders’ Equity decreased by Ch$2,660.7 million or 1.4% from Ch$186,268.5 million as of June 30, 2005 to Ch$183,607.9 million at the close of June 2006 due to the negative higher balance other reserves of Ch$3,361.7 million, as a result of foreign exchange by translating the net investments of Provida Internacional. The latter was partially offset by higher balance of retained earnings in the current period that favorable contributed Ch$698.8 million.

Exchange Rate

As of June 30, 2006, it was Ch$539.44 per dollar that compares with Ch$579.00 per dollar at the same period of last year. In both periods (1H05 and 1H06) the Chilean peso was depreciated against the dollar, a 5.3% in 1H06 and 3.9% in 1H05.

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	Jun-06	Jun-05	Change	% Change
	(Million of constant Chilean pesos at June 30, 2006, except percentages)
OPERATING REVENUES
Fee income	67,055.4	62,417.6	4,637.9	7.4%
Gains on mandatory investments	5,409.8	6,949.7	(1,539.9)	-22.2%
L&D insurance Financial Revenues	1,591.1	770.9	820.2	106.4%
Other operating revenues	2,327.4	3,056.3	(729.0)	-23.9%

Total Operating Revenues	76,383.7	73,194.5	3,189.2	4.4%

OPERATING EXPENSES
Administr. personnel remunerations	(9,189.2)	(8,830.1)	(359.1)	4.1%
Sales personnel remunerations	(4,242.1)	(4,377.7)	135.6	-3.1%
L&D insurance	(29,726.9)	(24,628.1)	(5,098.8)	20.7%
Other operating expenses	(11,647.1)	(11,231.0)	(416.1)	3.7%

Total Operating Expenses	(54,805.3)	(49,066.9)	(5,738.4)	11.7%

OPERATING INCOME	21,578.4	24,127.6	(2,549.2)	-10.6%

OTHER INCOME (EXPENSES)
Gains on investments	17.8	30.6	(12.8)	-41.8%
Profit (loss) in affil. companies	2,293.4	3,135.4	(842.0)	-26.9%
Amortization of goodwill	(2,607.8)	(2,598.7)	(9.1)	0.4%
Interest expense	(851.9)	(722.7)	(129.2)	17.9%
Other income net	437.2	424.6	12.7	3.0%
Price level restatement	(1,086.6)	(909.4)	(177.3)	19.5%
Total Other Income (Expenses)	(1,797.9)	(640.1)	(1,157.7)	180.9%

INCOME BEFORE TAXES	19,780.5	23,487.5	(3,707.0)	-15.8%
INCOME TAXES	(3,548.9)	(4,509.1)	960.2	-21.3%

NET INCOME	16,231.6	18,978.4	(2,746.8)	-14.5%

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CONSOLIDATED BALANCE SHEET

	Jun-06	Jun-05	Change	%
	(Million of constant Chilean pesos at June 30, 2006, except percentages)
ASSETS
Current Assets	19,343.1	19,890.3	(547.1)	-2.8%
Marketable Securities - Reserve	125,539.9	118,015.0	7,525.0	6.4%
Premises and Equipment	25,542.0	26,244.4	(702.4)	-2.7%
Other Assets	85,026.9	90,087.9	(5,061.0)	-5.6%

TOTAL ASSETS	255,452.0	254,237.6	1,214.5	0.5%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	66,075.7	62,393.6	3,682.2	5.9%
Long-Term Liabilities	5,768.4	5,575.4	192.9	3.5%
Minority Interest	0.1	0.0	0.0	55.9%
Shareholders´ Equity	183,607.9	186,268.5	(2,660.7)	-1.4%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	255,452.0	254,237.6	1,214.5	0.5%

CONSOLIDATED CASH FLOW STATEMENT

	Jun-06	Jun-05	Change	%
	(Million of constant Chilean pesos at June 30, 2006, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	20,509.5	3,984.8	16,524.7	414.7%
Total Operating Revenues	70,116.5	65,440.1	4,676.3	7.1%
Total Operating Expenses	(49,606.9)	(61,455.3)	11,848.4	-19.3%

CASH FLOW FROM FINANCING ACTIVITIES	(15,893.1)	(1,915.4)	(13,977.8)	-729.8%

CASH FLOW FROM INVESTING ACTIVITIES	(6,558.2)	(1,681.6)	(4,876.7)	290.0%

TOTAL NET CASH FLOW	(1,941.9)	387.9	(2,329.8)	-600.6%

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A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER 2006
Net Income

In the second quarter of 2006 (2Q06), Net Income reached Ch$3,045.3 million, representing a decrease of Ch$6,478.1 million or 68.0% with respect to the second quarter of 2005 (2Q05). Behind this, is the loss on mandatory investments that contributed with a negative variation of Ch$5,832.1 million, adding the higher accounting cost of L&D insurance premium of Ch$2,986.1 million, which overshadowed the good performance of fee income.

In operating terms, the period recorded a negative deviation of Ch$7,103.6 million or 57.4%, as a product of both higher revenues and expenses. Regarding operating revenues and despite the increment of fee income, they diminished Ch$4,884.4 million due to the loss recorded in mandatory investments and in a lesser extent to lower other operating revenues in connection with fees stemming from other AFPs. Likewise operating expenses increased by Ch$2,219.2 million fundamentally because of the higher accounting cost of L&D insurance in relation to higher provisions required in the period in light of the casualty cost of recorded by insurers premium that overshadowed the savings obtained in other operating expenses.

In non operating terms, a higher loss was recorded implying a negative variation of Ch$1,040.7 or million 137.4% . This deviation was mainly the result of lower gains from related companies given the lower results from AFORE Bancomer in Mexico, adding the higher loss in price level restatement arisen from the foreign exchange loss associated with the dollar debt with Provida Internacional.

	Jun-06	Jun-05	Change	%

	(Million of constant Chilean pesos at June 30, 2006, except percentages)
Operating Income	5,279.3	12,382.9	(7,103.6)	-57.4%
Total Operating Revenues	32,981.2	37,865.7	(4,884.4)	-12.9%
Total Operating Expenses	(27,702.0)	(25,482.8)	(2,219.2)	8.7%

Other Income (Expenses)	(1,798.1)	(757.4)	(1,040.7)	137.4%
Income Taxes	(435.8)	(2,102.1)	1,666.2	-79.3%
Net Income	3,045.3	9,523.5	(6,478.1)	-68.0%
  Earnings per share (each ADR represents fifteen shares) during the quarter reached Ch$9.19 while in the same quarter last year, this was Ch$28.74. At the close of 2Q06, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 2Q05.

Operating Revenues

They reached Ch$32,981.2 million in 2Q06, representing a decrease of 12.9% or Ch$4,884.4 million with respect to 2Q05. This negative variation stemmed from the loss registered in mandatory investments, resulting from the falls recorded in the quarter in foreign and local stock markets, as well as other operating revenues regarding fees stemming from other AFPs that were partly offset by higher fee income given the positive evolution in collection levels.

  Fee income increased by 3.5% or Ch$1,136.9 million with respect to 2Q05, reaching Ch$33,297.7 million in the period. This result was the outcome of the high collection level that in the quarter recorded a real growth of 10.6% with respect to the accrued collection in 2Q05. The difference between the collection growth and fee income, as mentioned in the semester’s analysis, stems from the change in the Administrator’s fee structure, where fixed fee was reduced from Ch$390 to Ch$0 (applied immediately from May 2005 onwards), which although was offset by the rise of variable fee from 2.25% to 2.39%, its effect was noticeable only from June onwards, when the Company received the fees regarding

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  contributions made in May. Additionally, it must be mentioned that 2Q05 was positively affected by a special process of leftovers recovery regarding accreditation arising from the implementation of the Unified Platform, thus fee income of such quarter increased beyond collection levels registered in the period.

  In terms of clients, the average number of contributors ascended to 1,524,713, in the second quarter of 2006, hence, Provida maintains its leading position with a market share of 38.9% as of May 2006.

  During 2Q06 Gains on Mandatory Investments recorded a loss of Ch$1,805.2 million, implying a negative variation of Ch$5,832.1 million with respect to 2Q05, since the 2Q06 period recorded a negative weighted average nominal return of 1.39%, while in the same period of last year, the return was positive and reached 3.59%. The negative return in 2Q06 is the result of accrued falls in the period in the local stock markets (IPSA -2.6%, IGPA -0.4%) as well as foreign stock markets (Nasdaq –7.2%, Nikkei –6.7%, MSCI LA –4.1%, MEXBOL –3.7% and AC Far East ex Japan –1.5%).
Operating Expenses

They reached Ch$27,702.0 million during the quarter, a decrease of 8.7% or Ch$2,219.2 million with respect to 2Q05. This variation was mainly boosted by the higher cost of L&D insurance basically due to higher provisions for unfavorable casualty rate required by the casualty costs accounted by the insurer, as well as in a lesser extent by higher remunerations to administrative personnel. The above was partially offset by lower other operating expenses mainly associated with computing costs and lower remunerations to sales force.
  The Administrative Personnel Remunerations ascended to Ch$4,461.9 million in 2Q06 implying a negative deviation of Ch$274.5 million or 6.6% with respect to the same quarter of 2005. This result stem from higher variable remuneration paid in the quarter, since in accordance with the Administrator’s commercial plan; special awards have been established in view of goals achievements that included sales supervisors and pension executives that are members of the administrative staff. Also, there were higher acknowledged allowances granted to the personnel, since the provisions for this concept last year were concentrated in the first quarter (basically scholarships) implying a lower base of comparison of 2Q05.

  This higher expense was partly offset by lower remunerations and benefits granted to personnel due to lower number of workers maintained in the period in comparison to 2Q05. In figures, the average administrative staff in the quarter decreased by 5.3% with respect to 2Q05, from 1,040 employees to 985 in 2Q06.

  Sales Personnel Remuneration decreased from Ch$2,418.8 million in 2Q05 to Ch$2,142.6 million in 2Q06, implying a positive variation of Ch$276.2 million (11.4%). The above mainly due to lower commissions paid for affiliations and transfers in line with the change of sales agents’ contract, implying a new incentive structure and lower indemnity costs, since in 2Q05 maintaining a conservative accounting criterion, the Company made provisions for the programmed expenditure associated with the reduction plan for the second semester of the

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  year. Partly offsetting the above are higher awards in light of the commercial plan programmed for the period focused on specific client segments that implied extraordinary incentives for sales goals achievements.

  Regarding sales staff, the average number of sale agents increased from 535 in 2Q05 to 565 in 2Q06, representing a rise of 5.6%.

  During 2Q06 the Life and Disability Insurance expense reached Ch$15,579.0 million, higher by Ch$2,986.1 million or 23.7% with respect to the same period last year. This variation was the result of higher provisions for unfavorable casualty rate of Ch$2,402.0 million that, as explained in the semester analysis, corresponded to provisions required by the insurance’s balances, since these have showed higher levels of casualties than our predictive model.

  Even though the casualty claims during the quarter have diminished (10%), the evolution previously described is originated by the low discount rates (below 3%) used by insurers to constitute reserves, while the equivalent forward rates applied in our predictive model have evidenced higher levels, implying lower economic cost expected for disability casualties. In figures, the economic cost registered for unfavorable casualty rate provisions in 2Q05 corresponded to a casualty rate around 0.97%, while in 2Q06 the accounting cost stemming from the insurer and acknowledged in the period was related to a casualty rate beyond 1.1%.

  Finally, the temporary premium increased by Ch$583.8 million, as a result of the growth of collection recorded in the quarter.

  Other Operating Expenses decreased by 12.2% or Ch$765.1 million from Ch$6,283.7 million recorded in 2Q05 to Ch$5,518.6 million in 2Q06. This variation was mainly the result of lower computing costs of Ch$705.1 million given that in May 2005 when the definite value of the new technology (Platform Unified) was determined and invoiced, the complement cost incurred until that month was acknowledged, therefore in reference to the above the 2Q05 expense was higher.

  Additionally, there were lower administrative expenses of Ch$85.3 million basically in connection to a lower Trade Association share, since in 2Q05 a special publicity campaign at the industry level was carried out. Regarding the externalization process and positively contributing, favorable tariff conditions regarding savings withdrawals were negotiated, an effect partially offset by the higher cost of external collection, given the larger number of payrolls contributed by this way.

Operating Income

It totaled Ch$5,279.3 million, representing a decrease of 57.4% or Ch$7,103.6 million with respect to 2Q05 sustained by lower operating revenues affected by the loss of mandatory investments as well as higher operating expenses, given the higher accounting cost of life and disability insurance premium.

Other Non-Operating Income (Expenses)

They recorded a loss of Ch$1,798.1 million that implied a negative variation of ch$1,040.7 million or 137.4% . This deviation is consequence of lower profits in related companies of Ch$871.2 million, basically due to lower results obtained in AFORE Bancomer in Mexico. Also, there was a higher loss in price level restatement of Ch$114.6 million given the loss for foreign exchange associated with the maintenance of dollar debt with Provida Interncional. At a lesser extent, higher financial expenses of Ch$55.4 million contributed to this variation due to the larger use of banking debt of short term.

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  The Results in Affiliated Companies decreased by Ch$871.2 million or 57.9% from an income of Ch$1,505.1 million in 2Q05 to Ch$633.9 million in 2Q06. This variation was explained by the lower result generated by AFORE Bancomer in Mexico (Ch$1,047.5 million) and in a lower extent to AFP Horizonte in Peru (Ch$144.4 million). The above result was partially offset by the better results achieved by local subsidiaries that positively contributed together Ch$110.0 million and the good performance of AFP Crecer in the Dominican Republic that reverted the loss recorded in 2Q05 implying a positive variation of Ch$210.7 million.
		2Q06	2Q05	Change	%

Company	Country	(Million of constant Chilean pesos at June 30, 2006, except percentages)
Horizonte	Peru	234.7	379.2	(144.4)	-38.1%
Bancomer	Mexico	456.5	1,504.0	(1,047.5)	-69.6%
Crecer	Rep.Dominicana	122.5	(88.2)	210.7	-238.8%
DCV	Chile	21.0	19.1	1.9	9.8%
PreviRed.com	Chile	11.0	(82.1)	93.0	-113.4%
AFC	Chile	(211.7)	(226.8)	15.1	-6.6%

	TOTAL	633.9	1,505.1	(871.2)	-57.9%
  Interest Expenses of Ch$555.6 million recorded an increase of Ch$55.4 million or 11.1% due to the higher expenses for the use of the short term banking debt given a larger requirement of working capital financing as well as the higher prevailing interest rate for this kind of credit.

Income Taxes

Income taxes in 2Q06 was lower in Ch$1,666.2 million or 79.3% with respect to 2Q05 basically as a result of lower earnings before taxes in the current quarter, adding the positive effect of the rise in the discount rate for the deferred tax obligation.

Exchange Rate

As of June 30, 2006, it was Ch$539.44 per dollar that compares with Ch$579.00 per dollar at the close of June 2005. In 2Q06, a depreciation of 2.5% of the Chilean peso with respect to the dollar was recorded that compares with the appreciation of 1.2% in Chilean peso with respect to the dollar in the 2Q05.

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CONSOLIDATED INCOME STATEMENT

	2Q06	2Q05	Change	% Change
	(Million of constant Chilean pesos at June 30, 2006, except percentages)
OPERATING REVENUES
Fee income	33,297.7	32,160.8	1,136.9	3.5%
Gains on mandatory investments	(1,805.2)	4,026.9	(5,832.1)	-144.8%
L&D insurance Financial Revenues	301.9	308.2	(6.3)	-2.1%
Other operating revenues	1,186.9	1,369.8	(182.9)	-13.4%

Total Operating Revenues	32,981.2	37,865.7	(4,884.4)	-12.9%

OPERATING EXPENSES
Administr. personnel remunerations	(4,461.9)	(4,187.4)	(274.5)	6.6%
Sales personnel remunerations	(2,142.6)	(2,418.8)	276.2	-11.4%
L&D insurance	(15,579.0)	(12,592.9)	(2,986.1)	23.7%
Other operating expenses	(5,518.6)	(6,283.7)	765.1	-12.2%

Total Operating Expenses	(27,702.0)	(25,482.8)	(2,219.2)	8.7%

OPERATING INCOME	5,279.3	12,382.9	(7,103.6)	-57.4%

OTHER INCOME (EXPENSES)
Gains on investments	7.1	14.4	(7.3)	-50.6%
Profit (loss) in affil. companies	633.9	1,505.1	(871.2)	-57.9%
Amortization of goodwill	(1,316.3)	(1,269.0)	(47.3)	3.7%
Interest expense	(555.6)	(500.3)	(55.4)	11.1%
Other income net	319.4	264.4	55.0	20.8%
Price level restatement	(886.6)	(772.0)	(114.6)	14.8%

Total Other Income (Expenses)	(1,798.1)	(757.4)	(1,040.7)	137.4%

INCOME BEFORE TAXES	3,481.2	11,625.5	(8,144.4)	-70.1%
INCOME TAXES	(435.8)	(2,102.1)	1,666.2	-79.3%

NET INCOME	3,045.3	9,523.5	(6,478.1)	-68.0%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: August 16, 2006	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: August 16, 2006	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.